Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

September 27, 2013

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on September 6, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 77 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the Tortoise Select Opportunity Fund (the “Fund”).  PEA No. 77 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on July 16, 2013, and is scheduled to become effective on September 30, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	Please confirm whether additional information about sales charge discounts is available in the Fund’s Statement of Additional Information (“SAI”).

The Trust confirms that all information regarding the availability of sales charge discounts is only available in the Fund’s prospectus.

2.	Please confirm that the Acquired Fund Fees and Expenses, if any, will be displayed in the Fee Table and calculated pursuant to Instruction 3(f) of Item 3 of Form N-1A.

As required by Instruction 3(f) of Item 3 of Form N-1A, the Fund has estimated its acquired fund fees and expenses for its first year of operations.  Because the estimated amount of acquired fund fees and expenses do not exceed 0.01% of the estimated average net assets of the Fund, the Fund has included these fees and expenses under the subcaption “Other Expenses.”

3.
In the footnote to the fee table regarding the Adviser’s contractual agreement to limit the Fund’s operating expenses, please explain what is meant by “may reduce its management fees.”  In addition, consider whether “may reduce its management fees as may be necessary” is more clear.

The Trust has reviewed its description of the contractual arrangement between the Trust, on behalf of the Fund, and the Adviser to limit the Fund’s operating expenses.  The reference to “may reduce its management fees” is meant to describe the situation where a reduction to the Fund’s operating expenses is necessary to maintain the contractual expense cap but such reduction may be achieved by reducing the amount of the payment that is due to the Adviser for its investment management services.  The Trust believes no revisions to its disclosure are necessary at this time.

4.
Please confirm that the Fund’s Operating Expense Limitation Agreement will be filed as an exhibit to a Post-Effective Amendment to the Trust’s Registration Statement under Rule 485(b) of the Securities Act of 1933 prior to the commencement of the Fund’s public offering.

The Trust confirms that the Fund’s Operating Expense Limitation Agreement will be filed as requested and noted on Part C to its Registration Statement.

5.	Please confirm that the Adviser’s contractual agreement to limit the Fund’s operating expenses will be in place for at least one year from the date of the Fund’s prospectus.

The Trust confirms that the Adviser’s contractual agreement to limit the Fund’s operating expenses will be in place for at least one year from the date of the Fund’s prospectus.

6.	Please state whether the Fund has a maturity policy with respect to its investments in debt securities.

The Trust responds that the Fund has no set policy regarding the maturity of its debt securities and has revised its disclosure accordingly.

7.
Because of the Fund’s ability to use short sales, please include Dividend and Interest Expense on Short Sales based on estimated amounts for the Fund’s current fiscal year in the Fee Table.  If the Fund does not expect to incur such expenses during its first fiscal year, please confirm that fact supplementally.

Because the Fund intends to use short sales opportunistically, it is difficult to estimate such expenses.  Based on discussions with the Adviser, the Trust expects that the Fund will incur less than 0.01% of such expenses in its first fiscal year.

8.	Please confirm that the Fund’s investments in commodity interests will be consistent with the Fund’s fundamental investment limitation regarding commodities described in the SAI.

The Trust confirms that the Fund’s adviser will not purchase or sell physical commodities subject to the exceptions contained within the Fund’s fundamental investment limitations described in its SAI.

9.	Please describe the Fund’s concentration policy within the Principal Investment Strategies section as articulated in the Fund’s fundamental investment limitations described within its SAI.

The Trust believes that the Fund’s concentration policy is implicit, if not explicit, in the Principal Investment Strategies section of the Prospectus.  Further, the Trust believes that adding a statement in the Principal Investment Strategies section of the Prospectus that the Fund will concentrate in the energy industry by investing, under normal circumstances, at least 25% of its assets in companies that constitute the energy industry is confusing and also has the potential to mislead investors, given that the Fund’s Principal Investment Strategies as currently written require the Fund invest a far greater percentage of its assets in that industry.  Finally, the Trust notes that in both the full Prospectus and its Summary Section, the Fund discloses the risks associated with concentration in a single industry.

10.
The disclosure concerning the Fund’s derivative risks should be specific to the types of derivatives used by the Fund.  See Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission, July 30, 2010.

The Trust is aware of and acknowledges the Division’s guidance in the cited Karrie McMillan/ICI letter (“Derivatives Disclosure Letter”) that disclosure concerning a fund’s derivative risks should be specific to the types of derivatives used by the fund.  The Trust represents, however, that while it believes that the Fund will invest in derivatives, because the Fund is new, management cannot predict which of the particular derivative strategies listed in the prospectus (e.g. swap contracts, as well as options and futures on equity and debt securities and indices) the Fund will actually utilize, and the extent of such utilization, during the Fund’s first year of operations.  The Trust further responds by stating that it has modified its derivative risk disclosure to more fully describe the enhanced risks associated with derivative investments generally, with a cross-reference to a particular section of the SAI where the risks associated with particular types of derivative strategies listed in the prospectus are disclosed.  Finally, the Trust commits to revisiting its derivative risk disclosure in light of the guidance of the Derivatives Disclosure Letter in the annual update of the Fund’s Prospectus, based on the first year of the Fund’s operations and management’s assessment of the market looking forward.

11.
Because the Fund may utilize borrowings for investment purposes, please describe the risk to the Fund and its investment strategy if it were unable to obtain such a line of credit or other borrowing facility.

Because the Fund’s need to use borrowings is not certain, and is instead dependent on market conditions, the availability of investment opportunities, and the Fund’s liquidity position when such opportunities present themselves, the Trust does not believe that disclosing the risks associated with the Fund being unable to obtain a line of credit is warranted.  In the event the Fund is unable to obtain a borrowing facility for investment purposes, it may have to forgo certain investment opportunities that it would have, if available, but such risk would not result in actual losses to the Fund.  The inability to obtain a borrowing facility would result only in lost opportunities which would be difficult to quantify.

12.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Additional Fund Information

13.
Please confirm that investments in other investment companies are a principal strategy of the Fund and consider whether there are risks relating specifically to other investment companies that should be disclosed.

At this time, the Fund intends to utilize other investment companies solely for cash management purposes and has therefore removed such disclosure from its Principal Investment Strategies section.

14.	Please confirm whether real estate investment trusts (“REITs”) are a principal strategy of the Fund and consider whether there are risks relating specifically to REITs that should be disclosed.

At this time, due to the limited availability of energy related REITs, the Fund’s adviser does not expect to invest principally in REITs.  The Trust has therefore removed such disclosure from the Fund’s Principal Investment Strategies section and may reintroduce this type of investment in the future should the availability improve.

15.	Please consider whether it is possible to tailor the Fund’s Derivatives Risk more specifically to the types of derivatives the Fund expects to utilize. See comment 10 above for additional information.

Please see the Trust’s response to comment 10 above.

16.	Please confirm whether a description of the Fund’s portfolio holdings policies and procedures are or will be available on the Fund’s website.

The Trust confirms that such disclosure will not be separately available on the Fund’s website.

Investment Management

17.	Please disclose with specificity which shareholder report will contain the discussion of the basis for the Board of Trustees’ approval of the Advisory Agreement.

The Trust respectfully declines to make the requested revision.  The location of such disclosure is dependent on the date in which the Fund commences operations.  If market conditions are ripe for launching the Fund around the date upon which it becomes effective, the discussion will be located in the Fund’s first annual report to shareholders.  If the Adviser determines market conditions are not favorable to commence operations and delays the launch of operations, the discussion may be included in the first semi-annual report to shareholders.  The Trust believes a more generic description is appropriate under these circumstances.

Shareholder Information

18.
Given the Fund’s investments in MLPs, please consider whether disclosure specific to the unique tax characteristics of such investments is appropriate, including a description of a return of capital and the impact it could have when a partner sells with a taxable gain even though the investment may reflect an aggregate loss.

The Trust responds by adding additional disclosure to the Tax Consequences section specific to MLPs, including return of capital.

Statement of Additional Information

Fundamental and Non-Fundamental Investment Limitations

19.	Please state whether there is a specific amount of notice that shareholders will receive in the event of a change to a non-fundamental investment limitation.

The Trust is unaware of any specific or minimum notice requirement in connection with a change or proposed change to a non-fundamental investment limitation.  The Trust’s view is that the amount of notice required may vary depending on the nature of the change, and will be evaluated on a case by case basis consistent with the Trust’s overall fiduciary obligation to shareholders.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:   Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.